Cimarex Energy Co.

1700 Lincoln Street, Suite 1800

Denver, Colorado 80203-4518

Phone 303-295-3995

Fax 303-295-3494

Sent Via Edgarization	June 5, 2013

H.Roger Schwall

Division of Corporation Finance

U.S Securities and Exchange Commission

Washington, D.C. 20549

cc.   John Cannarella

Re:                 Cimarex Energy Co.

Form 10-K for Fiscal Year Ended

December 31, 2012, Filed

February 26, 2013

File No. 1-31446

Dear Mr. Schwall:

In response to your letter dated May 28, 2013, please find below the information you requested.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of  disclosure in its filings;

•                  SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex Energy may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT/RESPONSE

Form 10-K for the Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 64

Comment:

Unaudited Supplemental Oil and Gas Disclosures, page 89

1.              We note the discussion of the changes to your proved undeveloped reserves and the omission of discussion and figures for capital expended to develop PUD reserves.  Item 1203(c) of Regulation S-K requests that registrants “Discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.”  We wish to point out to you that this issue was previously raised in comment 6 of our letter dated May 15, 2012 regarding your Form 10-K for the fiscal year ended December 31, 2011.  Please amend your document to comply with Regulation S-K.

Response:

During 2012 we invested $164.4 million related to the conversion of proved undeveloped (“PUD”) reserves to proved developed reserves, or 9.9 % of our total oil and gas expenditures of $1.66 billion.  In 2011 we invested $21.6 million for the conversion of PUD reserves to proved developed reserves, or 1.3% of our total oil and gas expenditures of $1.63 billion.

Since the capital expenditures for PUD conversion are less than 10% of our overall oil and gas expenditures, we do not consider them to be material.  We also do not consider the expenditures to be material to an understanding of our overall assets and operations.  Total PUD reserves represented less than 20% of total proved reserves both at the beginning of 2012 and at year-end, and are scheduled to be developed within five years of initial booking.

We respectfully submit, as we did in our May 30, 2012 response to comment 6 of your letter dated May 15, 2012,  that we believe an amended filing of our Form 10-K to expand discussion of our exploration and development activities is not necessary. However, we will expand our disclosure to include such information in future filings.

We appreciate your input and have considered your comments in great detail.  Should you have any questions regarding these responses, please do not hesitate to contact me at (303) 295-3995.  Thank you for your consideration.

Sincerely,

/s/ Paul Korus
Paul Korus
Senior Vice President and Chief Financial Officer